FIDUS INVESTMENT CORPORATION

July 1, 2013	VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following business development companies (each, a “fund”):

Fidus Investment Corporation (the “Company”)

Fidus Mezzanine Capital, L.P.

(File Nos. 814-00861; 814-00862)

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the above-captioned funds. Please note the following for the Commission’s records:

1. A copy of a joint Investment Company Bond issued by Axis Insurance Company (the “Bond”), Bond No. MNN761007/01/2013, which lists the funds as insureds, is enclosed under Exhibit 99.1.

2. A certificate of the Company’s Corporate Secretary, which includes a copy of the resolutions adopted by the Company’s Board of Directors that are discussed herein, in which she attests to the authenticity and accuracy of resolutions adopted by the members of the Company’s Board of Directors (including those members who are not “interested persons,” as defined in the 1940 Act, of the Company), which authorize the purchase of a joint bond in a form and in an amount that is consistent with Rule 17g-1 under the 1940 Act, is enclosed under Exhibit 99.2.

3. The Bond premium has been paid for the coverage period from June 21, 2013 to June 21, 2014, and the Bond is written for a $5,000,000 limit of liability. Had each fund not been named as an insured under the Bond, each of the funds would have provided and maintained a separate bond in the amount at least equal to $2,500,000.

4. A copy of the agreement among the funds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 99.3.

If you have any questions, please do not hesitate to contact me at 847-859-3942.

Very truly yours,

/s/ Cary L. Schaefer
Cary L. Schaefer, Chief Compliance Officer